06006734

AB 3/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2 2006 MAIL PROCESSING SECTION WASH. D.C. 185

SEC FILE NUMBER
8-66474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TROUT Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Broadway, Suite 903
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Stern 212-477-9007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company, LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue, 6th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 14 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Fassberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trout Capital LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

ROBERT A. KAISER, JR.
NOTARY PUBLIC, State of New York
No. 01KA7140815
Qualified in New York County
Commission Expires October 31, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TROUT CAPITAL LLC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

AND
INDEPENDENT AUDITORS' REPORT

INDEX

December 31, 2005

RSSM
ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Trout Capital LLC:

We have audited the accompanying consolidating statement of financial condition of Trout Capital LLC as of December 31, 2005, and the related consolidating statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidating financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trout Capital LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 25, 2006

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

December 31, 2005

	Trout Capital LLC	Trout Partners LLC	Eliminations	Consolidated
Assets				
Cash	$ 127,217	$ 315	$ -	$ 127,532
Due from Trout Partners LLC	100,000	-	(100,000)	-
Prepaid expenses and taxes	14,840	-	-	14,840
Property and equipment, net of accumulated depreciation of $1,520	6,995	-	-	6,995
Investment, held by Trout Partners LLC at market value – original cost $100,000	-	-	-	-
Total assets	$ 249,052	$ 315	$ (100,000)	$ 149,367
Liabilities and Members' Equity (Deficit)				
Accounts payable and accrued expenses	$ 24,427	$ -	$ -	$ 24,427
Income taxes payable	3,000	-	-	3,000
Due to affiliate	15,703	-	-	15,703
Total liabilities	43,130	-	-	43,130
Due to Trout Capital LLC	-	100,000	(100,000)	-
Members' equity (deficit)	205,922	(99,685)	-	106,237
Total liabilities and members' equity (deficit)	$ 249,052	$ 315	$ (100,000)	$ 149,367

The accompanying notes are an integral part of these financial statements.

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2005

	Trout Capital LLC	Trout Partners LLC	Eliminations	Combined
Revenues:				
Fees and commissions	$ 814,584	$ -	$ -	$ 814,584
Operating expenses:				
Salaries – registered representatives	319,719	-	-	319,719
Salaries – other	19,617	-	-	19,617
Payroll taxes and benefits	18,117	-	-	18,117
Pension and profit sharing plan contribution	12,914	-	-	12,914
Professional fees	81,820	-	-	81,820
Research	109,082	-	-	109,082
Regulatory and agency fees	4,708	-	-	4,708
Rent and utilities	10,812	-	-	10,812
Selling	10,065	-	-	10,065
Insurance	3,577	-	-	3,577
General office	35,684	685	-	36,369
Depreciation and amortization	1,216	-	-	1,216
Total operating expenses	627,331	685	-	628,016
Operating income (loss)	187,253	(685)	-	186,568
Other income (expense):				
Interest	1,677	-	-	1,677
Unrealized loss on investment	-	(100,000)		(100,000)
Income (loss) before provision for taxes	188,930	(100,685)	-	88,245
Provision for income taxes	8,300	-	-	8,300
Net income (loss)	$ 180,630	$ (100,685)	$ -	$ 79,945

The accompanying notes are an integral part of these financial statements.

CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2005

	Trout Capital LLC	Trout Partners LLC	Eliminations	Combined
Members' equity:				
Beginning of year	$ 265,776	$ 1,000	$ -	$ 266,776
Net income (loss) for year	180,630	(100,685)	-	79,945
Distributions to members	(240,484)	-	-	(240,484)
	$ 205,922	$ (99,685)	$ -	$ 106,237

The accompanying notes are an integral part of these financial statements.

CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

	Trout Capital LLC	Trout Partners LLC	Eliminations	Combined
Cash flows from operating activities:				
Net income (loss)	$ 180,630	$ (100,685)	$ -	$ 79,945
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation	1,216		-	1,216
Unrealized loss on investment		100,000		100,000
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:				
Prepaid expenses and taxes	(12,916)	-	-	(13,416)
Accounts payable and accrued expenses	7,993	-	-	1,993
Income taxes payable	(13,500)	-	-	(13,500)
Due to affiliate	(10,214)	-	-	(3,001)
Total adjustments	(27,421)	100,000	-	(26,708)
Net cash provided by (used in) operating activities	153,209	(685)	-	152,524
Cash flows from investing activities:				
Investment	-	(100,000)	-	(100,000)
Cash flows from financing activities:				
Payment to Trout Partners LLC	(100,000)	-	100,000	-
Payment from Trout Capital LLC	-	100,000	(100,000)	-
Members' contribution	-	1,000	-	1,000
Members' distributions	(240,484)	-	-	(240,484)
Net cash provided by (used in) financing activities	(340,484)	101,000	-	(239,484)
Net increase (decrease) in cash	(187,275)	315	-	(186,960)
Cash:				
Beginning of year	314,492	-	-	314,492
End of year	$ 127,217	$ 315	$ -	$ 127,532
Supplemental disclosure of cash flow information:				
Cash paid during the year for:				
Taxes	$ 35,600	$ -	$ -	$ 35,600

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

The accompanying consolidated financial statements include the operations of Trout Capital LLC and Trout Partners LLC (the "Companies"). All significant intercompany transactions have been eliminated in the consolidation.

Trout Capital LLC ("Capital") was formed as a limited liability company under the laws of New York on November 13, 2003. Capital conducts business as a broker dealer and is registered with the National Association of Security Dealers as of October 1, 2004.

Trout Partners LLC ("Partners") was formed as a limited liability company under the laws of Delaware as of May, 2004. Partners invests in start-up companies in the biotech industry.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompany consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Companies to significant concentrations of credit risk consist principally of cash and investments. The Companies place their cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2005, Capital exceeded that limit by $27,217. During the year ended December 31, 2005 Partners invested $100,000 in a start-up biotech firm. That investment has been entirely discounted due to the lack of a market for the security.

Property and Equipment

Property and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Recognition

Capital earns placement fees for assisting its clients in identifying and contacting various potential investors. Partners is an investment partnership and recognizes income or loss on the appreciation or depreciation of its assets.

Shared Operating Expenses

Capital shares various operating expenses with an affiliate, The Trout Group LLC. Operating expenses such as rent, utilities, office salaries, employee benefits and general overhead are allocated pursuant to an agreement between the parties.

Income Taxes

The Companies have elected to be treated as partnerships for federal and state purposes. Capital is responsible for California and New York State LLC fees, and New York City Unincorporated Business Taxes.

3. Property and Equipment

Property and equipment as of December 31, 2005 consists of:

Furniture and fixtures	$ 8,515
Less accumulated depreciation	1,520
	$ 6,995

For the year ended December 31, 2005, depreciation expense was $1,216.

4. Related Party Transactions

As discussed in Note 2, Capital has entered into an agreement with an affiliate, The Trout Group LLC to share various operating expenses. Shared expenses for 2005 totaled $240,101. At December 31, 2005 Capital owed $15,703 for such services.

During 2005, The Trout Group also provided various investor relation services to Capital. The charges for these services totaled $85,000.

5. Net Capital – Effect of Consolidation

Trout Capital LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Trout Partners LLC is not subject to such requirements and has not been included in the computation of net capital. The exclusion of Partners has no material effect on net capital, as its major asset, a $100,000 investment, has been fully discounted due to lack of marketability. Its only remaining asset, a small cash balance, would have a minimal effect on the net capital computation.

As of December 31, 2005, Capital exceeded its net capital requirement by $77,686. The ratio of aggregate indebtedness to net capital was .52 to 1.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
Trout Capital LLC:

In planning and performing our audit of the financial statements of Trout Capital LLC for the year ended December 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Trout Capital LLC that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rosen Seymour Shapss Martin & Company LLP

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 25, 2006

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital:		
Members' equity (unconsolidated)		$ 205,922
Deduct:		
Non-allowable assets:		
Due from Trout Partners LLC	$ 100,000	
Prepaid expenses and taxes	14,840	
Property and equipment, net	6,995	
	121,835	
Haircut – money market account	1,401	123,236
Net capital		82,686
Less the greater of:		
6-2/3% of aggregate indebtedness	$ 2,875	
Minimum dollar net capital	$ 5,000	5,000
Excess net capital		$ 77,686
Aggregate indebtedness		$ 43,130
Percentage of aggregate indebtedness to net capital		52%

A reconciliation is not included since there is no material differences from the Company' computation of net capital per the amended focus report.